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Exhibit 99.9

March 11, 2002
Trading Symbol: MIVT:OTCBB

NAME & TRADING SYMBOL CHANGE

Effective March 05, 2002, DBS Holdings Inc. (DBSH:OTCBB) changed its name to MIV Therapeutics Inc.

The new ticker symbol (MIVT:OTCBB) will become effective as of the opening of business on Monday March 11, 2002.

The ticker symbol change will have no effect on existing shareholders and no action is required. There is no consolidation of capital. Existing shares issued under the old name and ticker symbol are still valid.

The amendment of the articles of incorporation, (previously announced in our January 23rd news release), has been approved by stockholders to:

1. Change the name of the Company to MIV Therapeutics Inc.

2. Increase the number of shares of common stock the Company is authorized to issue from 20,000,000 shares to 80,000,000 shares.
3. Authorize up to 20,000,000 shares of preferred stock.

MIV Therapeutics Inc., through its subsidiary MIVI Technologies, is a bio-medical development company that has developed a laser cut coronary stent, which is being further designed and engineered to be integrated with its state-of-the-art biocompatible coating.